EXHIBIT 99.1


                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

         Pathnet, Inc. Postpones Initial Public Offering of Common Stock


         Washington, D.C., August 13, 1998 -- Pathnet, Inc. today announced that it will postpone its previously announced initial public offering of 4,687,500 shares of Common Stock due to the general weakness in the capital markets. The decision to postpone the offering was made in conjunction with the managing underwriters for the offering: Morgan Stanley Dean Witter, Bear, Stearns & Co. Inc., Lehman Brothers and J.P. Morgan & Co.

         Pathnet's President and Chief Executive Officer, Richard A. Jalkut, explained to the Company's employees: "Fortunately, we have the luxury to wait until market conditions are more favorable to the Company. The Nasdaq Stock Market has declined more than 10% from its high in mid-July. The Company's existing cash resources of more than $270 million will be more than sufficient to fund the Company's capital requirements for the foreseeable future. We will continue to monitor the market, and, if conditions improve, we will consider proceeding with this offering."

         This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the above described securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. A registration statement relating to the above described securities has been filed with the Securities and Exchange Commission.

         This news release contains "forward-looking statements" that involve risks and uncertainties. Actual results may differ from the results discussed in the forward-looking statements. The Company does not intend to update these forward-looking statements.